EXHIBIT 12

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

Exhibit 12 - Ratio of Earnings to Fixed Charges

(Dollars in millions)		Years ended December 31,
	2017	2016	2015	2014	2013
Interest expense and amortization of debt expense and premium	$52.6	$27.7	$30.5	$27.4	$27.7
Capitalized interest	0.2	0.3	0.6	0.7	0.4
Interest in rent expense	8.1	6.2	6.1	6.2	6.9
Total fixed charges	$60.9	$34.2	$37.2	$34.3	$35.0
Income before Income Taxes	692.7	$705.9	$635.4	$624.9	$597.8
Plus:
Fixed Charges	60.9	34.2	37.2	34.3	35.0
Amortization of capitalized interest	0.9	0.9	0.9	0.9	0.9
Distributed income from equity investment	10.1	9.0	12.0	12.5	7.7
Less:
Capitalized interest	(0.2)	(0.3)	(0.6)	(0.7)	(0.4)
Equity in (earnings) losses of affiliates	(10.8)	(9.2)	5.8	(11.6)	(2.8)
Earnings as adjusted	$753.6	$740.5	$690.7	$660.3	$638.2
Ratio of earnings to fixed charges	12.4	21.7	18.6	19.3	18.2